SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. )(1)


                              AUDIO BOOK CLUB, INC.
                                (Name of Issuer)



                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)



                                    05068R108
                                 (CUSIP Number)
















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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No. 05068R108                      13G                   Page 2 of 5 Pages



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   1.  NAME OF REPORTING PERSON
       IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


       Norton Herrick

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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
       Not Applicable

--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            None
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             976,920
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       976,920
--------------------------------------------------------------------------------
  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |X| (Does not include 2,714,180 shares held by N. Herrick Irrevocable
       ABC Trust, of which Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest. Mr. Herrick does not have voting power or dispositive power with respect to the shares held by the trust.)

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       15.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

Item 1(a).     Name of Issuer:

               AUDIO BOOK CLUB, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2295 Corporate Boulevard, N.W., Suite 222
               Boca Raton, FL 33431

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Norton Herrick (a "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Audio Book Club, Inc.
               2295 Corporate Boulevard, N.W., Suite 222
               Boca Raton, FL 33431

Item 2(c).     Citizenship:

               Mr. Herrick is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, no par value

Item 2(e).     CUSIP Number:

               05068R108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) - (h):  Not applicable.

Item 4.        Ownership:

               (a) Amount Beneficially Owned: At December 31, 1997, Mr. Herrick beneficially owned 976,920 shares. This number excludes 2,714,180 shares held by N. Herrick Irrevocable ABC Trust, of which Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest. Mr. Herrick does not have voting power or dispositive power with respect to the shares held by the trust.

               (b) Percent of Class:  15.9%




                                Page 3 of 5 Pages

               (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote: None.

                    (ii) shared power to vote or to direct the vote: None.

                   (iii) sole power to dispose or to direct the  disposition of:
                         976,920

                    (iv) shared  power to dispose  or to direct the  disposition of: None.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.



                                Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   January 30, 1998



                                                 By:  /s/ Norton Herrick
                                                      ------------------------
                                                      Norton Herrick


                                Page 5 of 5 Pages